Amended

15025149

S[...] MISSION

A[...] PORT

FORM X-17A-5/A

PART III

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SEC MAIL PROCESSING SECTION RECEIVED APR 13 2015 WASHINGTON DC 194

SEC FILE NUMBER
8- 52234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/13 (MM/DD/YY) AND ENDING 08/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampert Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue - Suite 230
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Drimer 561-283-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D"Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 West Palmetto Park Rpad-Suite 308N (Address) Boca Raton (City) FL (State) 33433 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/15

OATH OR AFFIRMATION

I, Marc Drimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampert Capital Markets, Inc., as of August 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

Known personally to me

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Lampert Capital Markets, Inc.

We have audited the accompanying financial statements of Lampert Capital Markets, Inc. (a New York Corporation), which comprise the statement of financial condition as of August 31, 2014, and the related statements of operations, changes in shareholders' equity (deficit), cash flows, and changes in subordinated liabilities for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Lampert Capital Markets, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lampert Capital Markets, Inc. as of August 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained herein has been subjected to audit procedures performed in conjunction with the audit of Lampert Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Lampert Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky P.A.

Certified Public Accountants

Boca Raton, Florida
November 10, 2014

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2014

ASSETS

Cash	$	304,342
Due from clearing broker		181,194
Due from other broker dealers		321,685
Clearing deposits		100,000
Prepaid expenses and other assets		8,114
Loans receivable - related parties, net of $45,083 allowance		363,806
Property and equipment, net of accumulated depreciation of $59,043		-
Total assets	$	1,279,141

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	622,900
Commissions payable		90,510
Loan payable - related party		343,675
Total liabilities		1,057,085
Shareholders' equity:		
Common stock, $0.0001 par value; 40,000 shares authorized 30,487 shares issued and outstanding		2
Additional Paid-in Capital		1,369,710
Accumulated deficit		(1,147,656)
Total shareholders' equity		222,056
Total liabilities and shareholders' equity	$	1,279,141

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED AUGUST 31, 2014

Revenues:	
Commissions	$ 2,168,452
Investment Banking	1,099,974
Trade and handling	302,006
Margin Interest	119,190
Total revenue	3,689,622
Expenses:	
Soft Dollar Expense	255,827
Compensation and benefits	254,433
Clearing costs	637,331
Investment Banking Commissions	900,000
Commission Expense	850,521
Regulatory fees	155,942
Communication costs	59,588
Professional fees	167,015
Travel and entertainment	33,093
Rent	147,264
Office expense	229,636
Total expenses	3,690,650
Net loss before interest expense and income taxes	(1,028)
Interest expense	17,700
Net loss before income taxes	(18,728)
Income tax expense	-
Net loss	$ (18,728)

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE YEAR ENDED AUGUST 31, 2014

	Common Stock - $0.0001 Par Value Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, August 31, 2013	7,847	$ -	1,086,712	$ (1,128,928)	$ (42,216)
Issuance of common stock	22,640	2	282,998	-	283,000
Net loss	-	-	-	(18,728)	(18,728)
Balance, August 31, 2014	30,487	$ 2	$ 1,369,710	$ (1,147,656)	$ 222,056

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2014

Cash flows from operating activities:		
Net loss	$	(18,728)
Adjustments to reconcile net loss to net cash used in operating activities:		
Loan payable interest accrual		17,700
Changes in assets and liabilities:		
(Increase) decrease in:		
Due from clearing and other brokers		(434,468)
Prepaid expenses		(1,710)
Increase in:		
Accounts payable and accrued expenses		502,062
Commissions and payroll taxes payable		57,491
Net cash provided by operating activities	$	122,347
Cash flows from financing activities:		
Increase in loans receivable		(112,348)
Proceeds from issuance of stock		283,000
Net cash provided by financing activities		170,652
Net increase in cash		292,999
Cash, beginning of year	$	11,343
Cash, end of year	$	304,342
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED AUGUST 31, 2014

Subordinated liabilities at September 1, 2013	$	325,975
Increases:		
Accrued Interest		17,700
Decreases:		-
Subordinated liabilities at August 31, 2014	$	343,675

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Lampert Capital Markets, Inc., (f/k/a ICM Capital Markets Ltd. or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on September 23, 1998. The Company changed its name on December 14, 2012 from ICM Capital Markets Ltd. to Lampert Capital Markets, Inc.

All customer accounts are held by the clearing broker Wedbush Securities, Inc. which clears the firm's transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed and the collection of the fee is reasonably determined. Margin interest is earned monthly based upon customer margin balances.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Soft Dollar Arrangements
The Company has arrangements with several institutional clients whereby they trade commissions for investment expenses of the institution in accordance with NYSE Rule 28(e).

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from three to five years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. All property and equipment have been fully depreciated.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates include depreciation for property and equipment and allowances for receivables.

Income Taxes
Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Instruments

We adopted the fair value guidelines issued by the FASB on July 1, 2007. The guidelines defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The calculation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy or our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The Company does not have level 2 or 3 assets.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At August 31, 2014 the Company had net capital of $193,810 which was $146,250 in excess of its required net capital of $47,561. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 3.68 to 1. On September 26, 2014, the firm's application to expand the scope of its operations was approved by FINRA and the firm's minimum net capital requirement was increased to $100,000.

NOTE 4 – DUE FROM CLEARING BROKERS AND CLEARING DEPOSITS

The Company clears all of its customer securities transactions through Wedbush Securities, Inc. effective July 23, 2013 on a fully disclosed basis. At no time is the Company in possession of customer funds or securities.

NOTE 4 – DUE FROM CLEARING BROKERS AND CLEARING DEPOSITS (CONTINUED)

At August 31, 2014 the Company has a $281,194 receivable due from Wedbush Securities, Inc, As required by its clearing organization, the firm has a clearing deposit of $100,000 with Wedbush..

From time to time, the Company receives rebates from other broker dealers in connection with its brokerage operations. As at August 31, 2014, the Company has receivables totaling $278,724, resulting from those activities.

NOTE 5 – PROPERTY AND EQUIPMENT

At August 31, 2014, property and equipment consisted of the following. All property and equipment has been fully depreciated.in prior years.r.

	Estimated Life	
Office Furniture	5 Years	$ 19,982
Computer Equipment	3 Years	39,061
		59,043
Less: Accumulated Depreciation		(59,043)
		$ -0-

For the period ended August 31, 2014, there is no depreciation expense.

NOTE 6 – LOANS RECEIVABLE – RELATED PARTIES

At August 31, 2014, net loans receivable totaled $363,807 which consisted primarily of loans to employees. The Company has set up a $45,083 allowance for doubtful accounts for those former employees who are no longer with the Company, though the Company plans on exhausting all efforts to make full collection of all receivables. The loans are non-interest bearing and do not have a maturity date. The Company has several loans in the amount of $78,690 which are forgivable after the employee is with the Company for one or two years.

NOTE 7 – PREPAID EXPENSES AND OTHER ASSETS

At August 31, 2014 the Company had prepaid expenses of $8,114 which were comprised of prepaid registration fees to FINRA, insurance and a lease deposit.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

NOTE 9 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, loans, deposits and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 10 – LOAN PAYABLE – RELATED PARTY

On October 15, 2008 the Company entered into a subordinated loan agreement with ICMC Holdings LLC, a related party. ICMC Holdings LLC is a related party through common ownership with the Company. The loan balance as at August 31, 2014 was $343,675 (which includes accrued interest) carries an interest rate of 6% per annum, and an original maturity date of November 30, 2011. The loan was renewed on November 10, 2011 with a principal of $293,750 (representing the principal and accrued interest to that date) with a new maturity of November 30, 2014. Interest accrued on the loan as of August 31, 2014 totaled $49,925.

NOTE 11 – COMMITMENTS

On January 1, 2013 the Company entered into a month-to-month rental agreement with Lampert Advisors, LLC, a related party, for office space. Monthly base rent is approximately $12,000 which may vary from time to time. The company also has a branch office in Jersey City with a monthly rent of $3,908 for a 3 year period ending October 31, 2017 with minimum lease payments of $46,673, $47,414, $47,605, and $7,940 for fiscal years ending August 31, 2015, 2016, 2017, and the period thereafter, respectively.

NOTE 12 – SHAREHOLDERS' EQUITY

During the fiscal year, the Company sold 22,640 shares of common stock for $283,000 to shareholders at fair market value in negotiation with its shareholders, taking into consideration the Company's performance and continued operating losses. Lampert Advisors, LLC, which acquired majority ownership of the Company in fiscal year 2013, purchased all of these shares during this period.

NOTE 13 – INCOME TAXES

The Company uses the cash method of accounting for income tax purposes. Although there was a limitation on the utilization of its tax net operating loss carry-forwards originating prior to its tax year ended August 31, 2013 due to a more than fifty percent change of ownership under IRC Section 382, the Company had sufficient losses in tax year August 31, 2013 to carry-forward and offset taxable income in the current year. Accordingly, there was no current income tax expense for the year ended August 31, 2014.

At August 31, 2014 deferred tax assets included approximately $307,000 from tax net operating loss carry forwards and approximately $56,000 from accrual to cash adjustments. Management has established a full valuation allowance for its deferred tax assets due to the uncertainty that the deferred tax assets will be realized.

At August 31, 2014 the Company had approximately $767,000 in remaining tax net operating loss carry forwards available to offset future taxable income. These losses, if unused, will expire through tax years ending August 31, 2033. There was a more than 50 percent change in ownership during the year ended August 31, 2012. The availability and use of losses originating prior to the ownership change is limited in accordance with IRC Section 382.

As of August 31, 2014, tax years ending August 31, 2011, 2012 and 2013 were still open for examination under the statute of limitations. The Company's valuation allowance against its deferred tax assets decreased by $37,000 during the year ended August 31, 2014.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2014 through November 10, 2014 the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. The Company did not identify any other events or transactions that should be recognized or disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

LAMPERT CAPITAL MARKETS INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2014

Net capital computation:

Total shareholder's equity	$ 222,056
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	343,675
Total capital and allowable subordinated liabilities	565,731
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	8,114
Receivables from non customers	363,806
Total non-allowable assets	371,920
Net capital before haircuts on securities positions	193,810
Total haircuts on securities	-
Net capital	193,810
Required minimum capital	47,561
Excess net capital	$ 146,250

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 713,410
Ratio of aggregate indebtedness to net capital	3.68 to 1

Reconciliation:

Net capital, per unaudited August 31, 2014 FOCUS report, as filed	$ 193,810
Audit Adjustments	-
Net capital, per August 31, 2014 audited report, as filed	$ 193,810

LAMPERT CAPITAL MARKETS, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
AUGUST 31, 2014

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

Lampert Capital Markets Inc. is claiming exemption due to the fact that all customer transactions are cleared through Wedbush Securities on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of Lampert Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Lampert Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lampert Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" and (2) Lampert Capital Markets, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Lampert Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lampert Capital Market, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky P.A.

Certified Public Accountants

Boca Raton, Florida
November 10, 2014

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone. 561.756.9250 • Fax: 561.826.8936

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Shareholders
Lampert Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the period August 31, 2014, which were agreed to by Lampert Capital Markets, Inc. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.The sufficiency of these procedures is solely the responsibility of those parties specified in this report.Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended August 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period ended August 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky P.A.

Boca Raton, Florida
November 10, 2014

Certified Public Accountants

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended AUGUST 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-052234 FINRA AUG 6/19/2000
LAMPERT CAPITAL MARKETS INC
ATTN: NELSON NG
477 MADISON AVE STE 230
NEW YORK, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 7,571.30

B. Less payment made with SIPC-6 filed (exclude interest) (3,966.45)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,544.85

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,544.85

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,544.85

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAMPERT CAPITAL MARKETS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of OCTOBER, 20 14.

CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 9/1, 2013 and ending 8/31, 2014

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,689,621
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		Ø
(2) Net loss from principal transactions in securities in trading accounts.		Ø
(3) Net loss from principal transactions in commodities in trading accounts.		Ø
(4) Interest and dividend expense deducted in determining item 2a.		Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.		Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		Ø
(7) Net loss from securities in investment accounts.		Ø
Total additions		3,689,621
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		Ø
(2) Revenues from commodity transactions.		Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		637,331
(4) Reimbursements for postage in connection with proxy solicitation.		Ø
(5) Net gain from securities in investment accounts.		Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 47,770	
Enter the greater of line (i) or (ii)		47,770
Total deductions		685,103
2d. SIPC Net Operating Revenues		$ 3,004,520
2e. General Assessment @ .0025		$ 7,511

(to page 1, line 2.A.)

15699

Lampert Capital Markets, Inc.
477 Madison Avenue, Suite 230
New York, NY 10022

CHASE
JPMorgan Chase Bank, N.A.
www.Chase.com
1-2-210

10/15/2014

PAY SIPC

TO THE ORDER OF

Three Thousand Five Hundred Forty-Four and 85/100***

DATE

**3,544.85
AMOUNT

SIPC
P.O. BOX 92185
WASHINGTON, D.C. 20090-2185

AUTHORIZED SIGNATURE

Security features. Details on back

⑈015699⑈ ⑆021000021⑆ 788246395⑈

Lampert Capital Markets, Inc.
SIPC

15699

	Assessment Fiscal 2014	10/15/2014	3,544.85

Checking 3,544.85

LAMPERT
CAPITAL MARKETS

April 2, 2015

Securities and Exchange Commission
Headquarters
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

As part of our audit firm's post-issuance review of audit, they noted that our report was inadvertently issued using the AICPA standards format (no longer applicable) instead of the newly prescribed PCAOB standards format (applicable as of July 1, 2014). As a result of this finding, they are required to re-issue our audit report using the correct PCAOB standards format as noted in their letter.

Regards,

Nelson Ng
Controller

477 Madison Avenue, New York NY 10022 | 646.833.4900

FINRA
Financial Industry Regulatory Authority

AMENDED
N.N.

SEC Mail Processing Section
APR 13 2015
Washington DC
194

November 11, 2014

Mr. Marc M. Drimer
Financial and Operations Principal
Lampert Capital Markets Inc.
477 Madison Avenue,
New York, NY 10022

Re: Lampert Capital Markets, INC. – August 31, 2014 Annual Audit Report

Dear Mr. Drimer:

In reply to your letter dated October 25, 2014, please be advised that your request for an extension of time in which to file the required annual audited financial report as of August 31, 2014, pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of ten (10) business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before November 14, 2014 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Harold Kaplan

Harold Kaplan
Principal Regulatory Coordinator

cc: Herani Dansamo
FINRA

SEC Regional office

LAMPERT CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

AUGUST 31, 2014

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